FIS TRUST 485BPOS

Exhibit 99.(p)(5)

1.0	CODE OF ETHICS

The success of Arimathea as a provider of advisory services depends upon Arimathea’s reputation for excellence and integrity in the investment marketplace. All officers and supervised persons of Arimathea must therefore act in accordance with the highest ethical standards.

In order to ensure that Arimathea’s officers and supervised persons comply with their fiduciary duties and other standards imposed by federal or state securities law upon their personal investment activities, Arimathea has adopted this Code of Ethics (the “Code”). The Code includes specific provisions with which all officers, supervised persons, and “Access Persons” (defined below) must comply. Compliance with these technical provisions alone will not be sufficient to insulate from scrutiny or behavior which shows a pattern of abuse of an individual’s responsibilities. As such, all officers and supervised persons are expected to abide by the spirit of this Code and the principles articulated herein.

1.1	Definitions

For purposes of this policy, the following definitions shall apply:

“Access Persons” are all supervised persons (whether W-2 or 1099), directors, officers, partners, or members of Arimathea, as the case may be, who (i) have access to nonpublic information regarding Advisory Client purchases or sales of securities; (ii) are involved in making securities recommendations to Advisory Clients; (iii) have access to nonpublic recommendations or portfolio holdings of Advisory Clients; (iv) all of Arimathea’s directors, officers, members and advisory representatives. Client services personnel who regularly communicate with Advisory Clients may also be deemed to be Access Persons.

“Advisory Client” is any person or entity for which Arimathea serves as an investment adviser for, renders investment advice to or makes investment decisions for.

“Supervised Person” is any partner, officer, director (or other person occupying a similar status or performing similar functions), or supervised person of an RIA, or other person who provides investment advice on behalf of the RIA and is subject to the supervision and control of the RIA.

“Recommendation” broadly includes any communication that, based on its content, context and presentation, would be reasonably viewed as a suggestion that the advice recipient engage in or refrain from taking a particular course of action.

1.2	Fiduciary Responsibilities

As a fiduciary under the Adviser’s Act, Arimathea recognizes:

●	It has an affirmative duty of utmost good faith to act solely in the best interests of the Advisory Client and to make full and fair disclosure of all material facts, particularly where interests may conflict with the Advisory Clients;

●	The duty to render disinterested and impartial advice;

●	The duty to make suitable recommendations to Advisory Clients in light of their needs, financial circumstances, and investment objectives;
●	The duty to exercise a high degree of care to ensure that adequate and accurate representations and other information about securities is presented to Advisory Clients; and

●	The duty to have an adequate basis in fact for Arimathea’s recommendations, representations, and projections.

1.3	Fiduciary Guidelines & Restrictions

Arimathea has established the following guidelines in order to ensure its fiduciary responsibilities:

●	All Supervised Persons must act in accordance with all applicable federal and state regulations governing registered investment advisory practices.
●	Firm emphasis on the unrestricted right of the Advisory Client to specify investment objectives, guidelines, and/or conditions on the overall management of their account. Arimathea’s standard investment process begins with reviewing applicable state statutes, investment policy, and permitted investment language provided by the Advisory Client.
●	Access Persons or their immediate family members shall not buy or sell securities for their personal portfolio(s) where their decision is derived, in whole or in part, by reason of the Access Person’s affiliation, unless the information is also available to the investing public on reasonable inquiry. No Supervised Person of Arimathea shall prefer their own interest to that of the Advisory Client.
●	Arimathea or its Access Persons may buy or sell for their personal accounts investment products identical to those recommended to Advisory Clients. It is the expressed policy of Arimathea that no Supervised Person may enter an order to purchase or sell any security prior to a transaction being implemented for an Advisory Client (in accordance with standard “front running” guidelines), and therefore, preventing such Supervised Persons from benefiting from transactions placed on behalf of Advisory Clients.
●	Arimathea and its Supervised Persons generally may not participate in private placements or initial public offerings (IPOs) without pre-clearance from the CCO or Designee.
●	Records will be maintained of all securities bought or sold by Arimathea, Access Persons of Arimathea, and related entities. The CCO or Designee will review these records on a regular basis.
●	Any individual not in observance of the above may be subject to termination.

1.4	Other Legal & Regulatory Matters

A.	Compliance Certification. All Access Persons shall sign a certificate promptly upon becoming employed or otherwise associated with Arimathea that evidences his or her receipt of this Code of Ethics and submit a complete report of the Access Person’s securities holdings to the CCO or Designee. All Access Persons shall hold all personal investment accounts at an approved firm and submit to the CCO or Designee, no later than 30 days after the close of each quarter, a list of all personal transactions in Reportable Securities.

Exceptions to the Code will rarely, if ever, be granted. The CCO or Designee, however, may grant an occasional exception on a case-by-case basis when the proposed conduct involves negligible opportunities for abuse. All exceptions shall be solicited and issued in writing. No reports shall be required under this Code for (i) transactions effected pursuant to an automatic investment plan and (ii) securities held in accounts over which the Access Person has no direct control.

B.	Confidentiality. Access Persons are prohibited from revealing information relating to the investment intentions, activities, or portfolios of Advisory Clients, except to persons whose responsibilities require knowledge of the information or upon the approval of the Advisory Client.

C.	A record of all gifts given and received shall be maintained by the CCO or Designee. This record Gifts should consist of the following: date, whether received or given, Advisory Client/customer name, type of gift, name of associated Supervised Person, and approximate value of gift.

1.        Accepting Gifts. Access Persons are prohibited from soliciting gifts of any size under any circumstances. Access Persons may be offered or may receive, without notice, gifts from Advisory Clients, brokers, vendors, or other persons. Gifts of nominal value (i.e., a gift whose reasonable value, alone or in the aggregate, is not more than $500 in any twelve-month period), customary business meals, entertainment (e.g., sporting events), and promotional items (e.g., pens, mugs, T-shirts) may be accepted. All gifts received by an Access Person that might violate this Code must be promptly reported to the CCO or Designee. Acceptance of extraordinary or extravagant gifts is prohibited. Any such gift(s) must be declined and returned in order to protect the reputation and integrity of the firm.

2.        Giving Gifts. Access Persons may not give any gift with a value in excess of $500 (per year) to an Advisory Client or persons who do business with, regulate, advise, or render professional services to the firm.

D.	Company Opportunities. Access Persons may not take personal advantage of any opportunity properly belonging to any Advisory Client or Arimathea. This includes, but is not limited to, acquiring Reportable Securities for one’s own account that would otherwise be acquired for an Advisory Client.

E.	Undue Influence. Access Persons shall not cause or attempt to cause any Advisory Client to purchase, sell or hold any security in a manner calculated to create any personal benefit to such Access Person. If an Access Person stands to materially benefit from an investment decision for an Advisory Client that the Access Person is recommending or participating in, the Access Person must disclose to the CCO or Designee the full nature of the beneficial interest that the Access Person has in that security, any derivative security of that security or the security issuer, where the decision could create a material benefit to the Access Person or the appearance of impropriety. The CCO or Designee will then determine whether or not the Access Person will be restricted in making investment decisions in respect of the subject security.

F.	Reporting, Review & Record Keeping. All violations of the Code must be reported promptly to the CCO or Designee. The CCO or Designee shall maintain (i) a current copy of the Code, (ii) records of violations and actions taken as a result of the violations, and (iii) copies of all Access Persons’ written acknowledgement of receipt of the Code.

G.	Sanctions. If the CCO or Designee determines that an Access Person has committed a violation of the Code, Arimathea may impose sanctions and take other actions as it deems appropriate, including a letter of caution or warning, suspension of personal trading privileges, suspension or termination of affiliation, fine, civil referral to the SEC and, in certain cases, criminal referral. Arimathea may also require the offending Access Person to reverse the trades in question, forfeit any profit or absorb any loss derived there from; and such forfeiture shall be disposed of in a manner that shall be determined by Arimathea or CCO or Designee in its sole discretion. Failure to timely abide by directions to reverse a trade or forfeit profits may result in the imposition of additional sanctions.

H.	Whistleblower Program. Effective August 12, 2011, The Dodd-Frank Wall Street Reform and Consumer Protection Act (aka the Whistleblower Program) provided the SEC the authority to pay financial rewards to whistleblowers who provide new and timely information about any securities law violation. To be eligible, the whistleblower’s information must lead to a successful SEC enforcement action with more than $1,000,000 in monetary sanctions. More information regarding eligibility and how to report anonymously can be found via the following link: www.sec.gov/whistleblower. A person must be acting in good faith in reporting a complaint or concern and must have reasonable grounds for believing a deliberate misrepresentation has been made regarding accounting or audit matters or a breach of this Manual or the firm’s Code of Ethics. A malicious allegation known to be false is considered a serious offense and will be subject to disciplinary action that may include termination of affiliation. It is further Arimathea’s policy that any misconduct by any firm owner, management personnel or Supervised Person (exempt or non-exempt) shall be reported to the CCO or Designee. If the misconduct being reported is regarding the CCO or Designee, reports shall be made to other owners, management personnel or applicable regulators. If reported to an owner or management personnel, Arimathea will protect the reporting person’s identity and will not cause or threaten retaliation of any sort in connection with these reports. Reports may be filed online or via Form TCR (Tip, Complaint or Referral) available at the above link.

I.	Identity Theft Prevention Program All Investment Advisor Representatives (IARs) and supervised persons must follow the firm’s policies and procedures to protect client accounts from identity theft and ensure the firm’s safety.

1.	Identifying Red Flags: To identify potential identity theft, consider the following:
●	Types of Client Accounts What accounts does the firm offer?
●	Account Opening Methods: How are accounts opened?

●	Access Methods: How can clients access their accounts?
●	Past Incidents: Have there been previous identity theft cases?

2.	Sources of Red Flags: Consider the following when screening for possible identity theft:
●	Identity theft incidents within the firm.
●	Evolving methods of identity theft.
●	Regulatory guidelines.

3.	Types of red flags: Common Red Flags might be;
●	Alerts from consumer reporting agencies or fraud detection services.
●	Suspicious documents or personal information.
●	Unusual account activity.
●	Reports of identity theft from clients, law enforcement, or others.

4.	Detecting Red Flags: To detect red flags, ensure;
●	Proper identification and verification when opening new accounts.
●	Regular monitoring of existing accounts for unusual activity or address changes.

5.	Preventing and Mitigating Identity Theft: When a red flag is detected, possible actions include;
●	Monitoring the affected account.
●	Contacting the client.
●	Changing security credentials.
●	Closing or not opening an account.
●	Notifying law enforcement if necessary.
●	Assessing whether no action is needed.

6.	Program Updates: Program is regularly updated to address;
●	New identity theft methods.
●	Changes in the firm’s account offerings or business arrangements.
●	Lessons learned from past incidents.

7.	Program Administration: Implementation and evaluation are addressed through;
●	Assignment of a senior employee to oversee the program and ensure compliance.
●	Annual reports on the program’s effectiveness, compliance, and any major incidents or changes needed.

8.	Service Provider Management: At initial relationship onset and periodically thereafter, ensure service providers follow proper procedures to detect and prevent identity theft.

Appendices to the Code. The Code shall be supplemented by the WSPs in its entirety, specifically including, without limitation, those dealing with:

●	Trading (Item 6 of this Manual);
●	Principal & Agency Cross Transactions (Item 6.7 of this Manual);
●	Insider Trading (Item 7 of this Manual);
●	Personal Securities Transactions (Item 8 of this Manual).